T. Rowe Price Short-Term Bond Fund, Inc. (the corporation) is registered under the Investment Company Act of 1940 (the 1940
Act). The Ultra Short-
Term Bond Fund (the fund) is a diversified, open-end management investment company established by the corporation. The fund seeks a high level of income consistent with minimal fluctuations in principal value and liquidity. The fund has two classes of shares: the Ultra Short-Term Bond
Fund (Investor Class)
and the Ultra Short-Term Bond Fund-I Class (I Class).
I Class shares generally
are available only to investors meeting a $1,000,000 minimum investment or certain other criteria. Each class has exclusive voting rights on matters related solely to that class; separate voting rights on matters that relate to both classes;
and, in all other respects, the same rights and obligations as the other class.

The I Class is also subject to an operating expense limitation (I Class limit) pursuant to which Price Associates is contractually required to pay all operating expenses of the I Class, excluding management fees, interest, expenses related to borrowings, taxes, brokerage, and other non-recurring expenses permitted by the investment management agreement, to the extent such operating expenses, on an annualized basis, exceed 0.05% of average net assets. This agreement will continue until September 30, 2019, and may be renewed, revised, or revoked only with approval of the fund's Board. The I Class is required to repay Price
Associates for expenses previously paid to the extent the class's net assets grow or expenses decline sufficiently to allow repayment without causing the class's operating expenses (after the repayment is taken into account) to exceed both:
(1) the expense limitation in place at the time such amounts were paid; and
(2) the class's current expense limitation. However, no repayment will be made more than three years after the date of a payment or waiver.

Pursuant to this agreement, $141,000 of expenses were paid by Price
Associates during the six months ended November 30, 2017 and remain subject to repayment by the fund. Including this amount, expenses previously waived/paid by Price Associates in the amount of $1,243,000 remain subject to repayment by the fund at November 30, 2017.